May 26, 2026

Scott Hutton
Chief Executive Officer
Biodesix, Inc.
919 West Dillon Road
Louisville, CO 80027

        Re: Biodesix, Inc.
            Registration Statement on Form S-3
            Filed May 21, 2026
            File No. 333-296122
Dear Scott Hutton:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and Services
cc:    Frank Rahmani, Esq.